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                                                                EXHIBIT NO. 99.1


CONTACTS:

Sondra Henrichon                                       Wayne Hendry
Director, Investor Relations and
  Corporate Communications                             Investor Relations
AltaRex Corp.                                          The Equicom Group, Inc
Waltham, MA  USA                                       Toronto, ON Canada
(781) 672-0138 ext. 1510                               (416)815-0700 ext. 238
shenrichon@altarex.com                                 whendry@equicomgroup.com
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          ALTAREX CLEARS FINAL PROSPECTUS FOR EXERCISE OF SPECIAL UNITS

WALTHAM, Mass., Nov. 26 /PRNewswire/ -- AltaRex Corp. (AXO.TO, ALXFF.OTC), a developer of foreign antibodies that activate the immune system for the treatment of cancer, today announced the issuance of 7.2 million common shares and 7.2 million warrants upon the exercise of Special Units of the Company, pursuant to a final prospectus filed with applicable securities regulatory authorities in Canada. The Special Units were sold in a private placement completed on October 31, 2001 at a price of C$1.75 per Special Unit. Each warrant is exercisable for a period of 24 months at a price of C$2.00 into one common share of the Company. The net proceeds of C$11.2 million are being used primarily for the continued funding of OvaRex(R) MAb, the Company's lead product in late-stage development for the treatment of advanced ovarian cancer, and for working capital purposes. The financing was led by Yorkton Securities Inc. and the syndicate included Wells Fargo Van Kasper.

(Photo: http://www.newscom.com/cgi-bin/prnh/20000831/ALTREXLOGO )

"This financing strengthens our balance sheet as we focus on pending pivotal trial results, a pharmacokinetic (PK) study and our Biologics License Application for OvaRex(R)," stated Richard Bagley, President and Chief Executive Officer of AltaRex. "We are continuing to pursue additional sources of funding through ongoing discussions with potential corporate partners, as well as through the capital markets."

More about AltaRex research and development of foreign antibodies that activate the immune system, the Company's clinical trials, news and events can be found at www.altarex.com.

This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward- looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects," and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to our need for capital and the risk that the Company can not raise funds on a timely basis on satisfactory terms or at all, changing market conditions, uncertainties regarding the timely and successful completion of clinical trials, patient enrollment rates, uncertainty of pre-clinical, retrospective, early and interim clinical trial results, which may not be indicative of results that will be obtained in ongoing or future clinical trials, whether the Company will file for regulatory approval on a timely basis, uncertainties as to when, if at all, the FDA will approve the Company's regulatory

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filings for its products, the need to establish and scale-up manufacturing processes, the need to obtain and maintain corporate alliances, uncertainty as to the timely development and market acceptance of the Company's products, uncertainty as to whether patents will issue from pending patent applications and, if issued, as to whether such patents will be sufficiently broad to protect the Company's technology, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities. The Company does not assume any obligation to update any forward-looking statement.

THE TORONTO STOCK EXCHANGE HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN